KBRA

KROLL BOND RATING AGENCY, LLC

Form NRSRO Annual Certification

EXHIBIT 4: Organizational Structure

KBRA Legal Structure Chart



Funds Affiliated With Parthenon Capital Partners
Funds Affiliated With Minority Investors
Pass-Through Vehicles
KBRA Holdings, LLC (US)
Kroll Bond Rating Agency, LLC (US)
KBRA Analytics, LLC (US)
Kroll Bond Rating Agency International Limited (Ireland)
Kroll Bond Rating Agency Europe Limited (Ireland)
Kroll Bond Rating Agency UK Limited (UK)

Kroll Bond Rating Agency, LLC – Organizational chart for the NRSRO. The NRSRO is shaded in gold.

As of July 19, 2024

KBRA NRSRO Managerial Structure


President & CEO
Chief Operating Officer
General Counsel
Senior Managing Director, Business Development
Senior Managing Director, Business Development
Chief Financial Officer
Global Head of Structured Finance Ratings
Chief Compliance Officer
Co-Head of Europe (Business Development)
Chief Technology Officer
Global Head of Corporate, Financial and Government Ratings
Chief of ESG & Ratings Policy
Chief Credit Officer

As of July 19, 2024

KBRA NRSRO Business Units

- Structured Finance Ratings
  - CMBS
  - RMBS
  - ABS
  - Structured Credit
  - REITs
- Corporate Financial & Government Ratings
  - Project Finance and Infrastructure
  - Public Finance/ Financial Guaranty
  - Sovereigns
  - Financial Institutions
  - Insurance
  - Corporates
  - Funds
- Credit Policy
- Ratings Legal
- Quantitative Modeling[1]
- Compliance
- ESG
- Business Development
  - Issuer Relations
  - Investor Relations
  - Marketing & Communications
- Human Resources[1]
- Technology[1]
- Finance[1]
- Legal[1]

[1] *Supports NRSRO business units and other units*

As of July 19, 2024